EARNINGS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	February 25, 2005
Sam R. Morrow
Phone: +47 6752 6400

US Investor Services:
Renee Sixkiller,
Phone: +1 281 679 2240

PGS Announces Unaudited 2004 Fourth Quarter and
Preliminary Full Year Results Under Norwegian GAAP

     February 25, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today its unaudited 2004 fourth quarter and preliminary full year results under Norwegian generally accepted accounting principles (“Norwegian GAAP”).

•	2004 Cash flow post investment well above previous guidance

•	Strong multi-client late sales and improved contract sales drive Q4 revenue and Adjusted EBITDA improvement in Marine Geophysical

•	Substantial gain on the sale of Pertra — leading to greater financial flexibility

Key Norwegian GAAP figures as reported

	Quarter ended December 31,		Years ended December 31,
				2003
	2004	2003	2004	Audited
(In millions of dollars)	Unaudited	Unaudited	Unaudited	(Restated)
Revenue	$300.8	$269.6	$1,131.1	$1,120.7
Operating profit (loss)	(38.2)	(514.9)	96.5	(645.3)
Net income (loss)	(49.3)	(528.5)	(52.1)	(819.1)
Adjusted EBITDA (A)	94.5	101.9	433.8	479.1
Cash investment in multi-client (B)	(4.0)	(9.4)	(41.7)	(91.5)
Capital expenditures (C)	(42.1)	(25.0)	(145.6)	(57.7)
Cash Flow Post Investment (Defined as A+B+C)	$48.4	$67.5	$246.5	$329.9

Petroleum Geo-Services ASA	Phone: +1 281-589-7935	Petroleum Geo-Services ASA	Phone: +47 6752 6400
738 Highway 6 South	Fax: +1 281-589-1482	PGS-House	Fax: +47 6753 6883
Suite 1000		Strandveien 4
Houston, TX 77079, USA		N-1366 Lysaker, Norway

Key Norwegian GAAP figures excluding Pertra segment to be discontinued (Pro forma)

	Quarter ended December 31,		Years ended December 31,
	2004	2003	2004	2003
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	$294.0	$255.0	$1,018.4	$1,048.9
Operating profit (loss)	(3.9)	(523.5)	63.9	(681.4)
Adjusted EBITDA (A)	100.4	82.4	353.4	418.2
Cash investment in multi-client (B)	(4.0)	(9.4)	(41.7)	(91.5)
Capital expenditures (C)	(19.9)	(13.7)	(61.6)	(23.5)
Cash Flow Post Investment (Defined as A+B+C)	$76.5	$59.3	$250.1	$303.2

     Svein Rennemo, PGS Chief Executive Officer, commented,

     “We delivered a Cash Flow Post Investment, excluding Pertra, for 2004 of $250 million, better than our earlier guidance of around $230 million, despite the negative impact from the labor conflict on the Norwegian Continental Shelf and the damaged main riser on the Varg field. Fourth quarter performance reflects improvement in our Marine Geophysical operations which benefited from the first stages of a market undergoing improvement. At the beginning of 2005 our order backlog is substantially improving both in amount and associated expected margins.

     The finalization of the re-audit of our historical U.S. GAAP financial statements and subsequent re-listing of our ADSs on the New York Stock Exchange in December mark important milestones in delivering our restructuring commitments and normalizing our communication with, and access to, capital markets.

     The agreement to sell Pertra marks PGS’ exit from its successful E&P venture, which started in 2001. PGS was formed as an oil service company and with this exit from E&P, PGS will once again become fully focused on its oil service business with strategic focus on geophysics and floating production operations. We are credible industry leaders in both these areas, with strong market share, client relationships and technological expertise. The main goal for 2005 is to improve the return on these assets.

     We expect to use a portion of our favorable cash position and the proceeds from the Pertra sale to reduce debt.”

Q4 Highlights

   PGS group

•	Revenues of $300.8 million, up $31.2 million (12%) compared to Q4 2003, driven by strong multi-client late sales and improved contract revenues in Marine Geophysical

•	Adjusted EBITDA, excluding Pertra, of $100.4 million, up $18.0 million (22%)

•	Operating loss of $38.2 million, impacted by significant Pertra loss and additional non-sales related amortization of the Marine and Onshore multi-client library of $22.3 million

•	Net loss of $49.3 million

•	Cash flow from operations, $42.6 million after interest payments of approximately $52 million. Net interest-bearing debt of $995.3 million

   Marine Geophysical

•	Strong multi-client late sales totaling $91.5 million, twice Q4 2003 levels ($45.8 million), due to strong demand and realization of uplifts (success payments) from earlier license sales

•	Contract revenues at acceptable levels considering seasonally high level of vessel movements, $76.2 million compared to $70.0 million in Q4 2003

•	In keeping with the Company’s conservative accounting policy for multi-client sales, recorded $19.4 million in additional non sales related amortization of the multi-client library related to minimum amortization and reduced or delayed forecasted sales for certain individual surveys

•	Strong order backlog improvement with year-end marine acquisition backlog of $170 million compared to $95 million at the end of Q3

   Onshore

•	Low activity level due to reduction of Mexican activities as previously announced

•	Weak results primarily due to reduced activity and difficult weather conditions in North America

•	Order backlog at year-end at $66 million compared to $68 million at the end of Q3

   Production

•	Low revenues on Petrojarl Varg caused by production shut down from October 13 to October 26 due to labor conflict followed by damage to the main riser November 5, limiting production to a maximum of approximately 15,000 barrels per day

•	Increased production on Ramform Banff following development work on the Banff field and tie in of Kyle field well

•	Production on Petrojarl Foinaven increased from Q3 but declined year over year by natural field production decline

•	Lower production on Petrojarl I due to natural field production decline and impact of labor conflict from September 12 to October 29

   Pertra (To be discontinued operation effective January 1, 2005)

•	Operating loss of $34.3 million

•	Oil production negatively impacted by production shut down from October 13 to October 26, due to labor conflict followed by damage to the main riser November 5, limiting the Varg field production to a maximum of approximately 15,000 (or 10,500 for Pertra’s 70% share) barrels per day

•	Dry “Villmink” exploration well charged to expense as depreciation charge — $11.4 million

•	Depreciation of capitalized development cost accelerated by approximately $11.8 million due to reduction on proved reserves (based on SEC guidelines).

   Outlook Full Year 2005

•	Marine Geophysical

•	Increasing impact from Marine 3D market near full capacity utilization expected during 2005

•	Multi-client late sales lower than 2004 due to limited reinvestment over the past three years and expected delay of Brazil 7th Round sales into 2006

•	Cost levels impacted by increased fuel prices and depreciation of USD currency compared to 2004

•	Onshore

•	Onshore full year activity level at par with 2004, building on expected Q2 start-up of significant transition zone project in Eastern Hemisphere and contract awards for South America crews

•	Production

•	Total oil production from the four FPSO’s expected to be in line with 2004, assuming Varg riser replaced in Q1.

•	Increased operating cost as maintenance CAPEX is expensed and time since deployment of all FPSO’s on their respective fields is increasing. In addition USD currency has depreciated compared to 2004

•	Pertra operations and estimated sales gain of approximately $140 million to be reported as discontinued operations effective January 1, 2005

     The financial information contained in this release is preliminary and unaudited and has been prepared in accordance with Norwegian GAAP to be consistent with financial information released in the first three quarters in 2004. The Company’s primary basis of reporting is U.S. GAAP, and the Company expects to provide quarterly financial information for 2004 on a U.S. GAAP basis when the audit of the 2004 U.S. GAAP financial statements is competed, and return to using U.S. GAAP for its earnings releases effective with the first quarter 2005 report. The Company’s financial statements based on U.S. GAAP could be materially different from the Company’s financial statements based on Norwegian GAAP.

Agreement to sell Pertra to Talisman

     On February 1, 2005, PGS signed an agreement to sell, effective January 1, 2005, its wholly-owned subsidiary Pertra AS to Talisman Energy (UK) Limited a wholly owned subsidiary of Talisman Energy Inc. Pertra is a small oil and natural gas company that owns 70% of and is the operator for Production License (“PL”) 038 on the Norwegian Continental Shelf (“NCS”) and also owns participating interests in various additional NCS licenses in areas that do not have current production.

     Under the agreement, Talisman will pay cash of $155 million at closing for 100 percent of the Pertra shares. The transaction value will be adjusted for certain balance sheet items at closing, which is not expected to have a material impact on the purchase price. PGS expects to recognize a gain of approximately $140 million from the transaction as discontinued operations in its consolidated statements of operations in Q1 2005.

     In addition, as a part of the transaction, Talisman has agreed to split on a 50/50 basis, with PGS (on a post petroleum tax basis), revenues from production of the Varg field exceeding $240 million per year in 2005 and 2006.

     Further, Talisman and PGS have entered into an option agreement under which the PL038 license holders can change the existing termination right for Petrojarl Varg. The option, if exercised, will at the discretion of the Talisman led PL038 license holders allow production of the Varg field to be extended until 2010. The license owners will make a payment of $22.5 million upon exercise of the option and guarantee a minimum of $190,000 per day as compensation for the use of Petrojarl Varg. The option is subject to Pertra being purchased by Talisman and is exercisable until February 1, 2006. Talisman will pay $2.5 million at closing for this option. Under the existing contract between PL 038 and PGS Production, Petrojarl Varg is currently producing the Pertra operated Varg field for a fixed base day rate of $90,000 and a variable rate of $6.30 per barrel produced. PGS is entitled to terminate the agreement if the production of the Varg field falls below 15,700 barrels a day.

     Closing of the transaction is subject to the required approvals from the Ministry of Petroleum and Energy, the Ministry of Finance and the relevant Norwegian competition authorities and other customary conditions. PGS expects closing to take place in March.

     In PGS’ 2004 financial reporting, the revenues and expenses of Pertra are included in ongoing revenues and expenses in the consolidated statement of operations. In PGS’ 2005 first quarter earnings release the gain on sale and the revenues and expenses of Pertra will be reported as discontinued operations. In the first quarter 2005 earnings release and all financial reports for subsequent periods, all historical financial statements will be reclassified to report Pertra as discontinued operations.

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Operations
(Norwegian GAAP)

	Quarter ended		Years ended
	December 31,		December 31,
	2004	2003	2004	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audited
				(Restated)
Revenue	$300,821	$269,646	$1,131,070	$1,120,658

Cost of sales	183,298	149,725	628,567	584,717
Selling, general and administrative and R&D costs	22,985	17,972	68,684	56,873

Operating expenses before depreciation, amortization, impairments and other operating (income) expense	206,283	167,697	697,251	641,590
Depreciation and amortization	133,133	74,249	325,717	305,419
Impairment of long-lived assets	—	520,732	—	740,876
Other operating (income) expense, net	(366)	21,835	11,610	78,085

Operating profit (loss)	(38,229)	(514,867)	96,492	(645,312)
Income (loss) from associated companies	749	119	5,681	897
Interest expense	(28,564)	(22,215)	(111,276)	(115,459)
Other financial items, net	(7,468)	(7,524)	(15,633)	(27,193)

Income (loss) before income taxes and discontinued operations	(73,512)	(544,487)	(24,736)	(787,067)
Income tax expense (benefit)	(24,200)	(14,839)	27,394	26,436
Income (loss) from discontinued operations, net of tax	—	1,185	—	(5,587)

Net income (loss)	$(49,312)	$(528,463)	$(52,130)	$(819,090)

	Quarter ended		Years ended
	December 31,		December 31,
	2004	2003	2004	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audited
				(Restated)
Adjusted EBITDA (3) (A)	$94,538	$101,949	$433,819	$479,068
Cash investments in multi-client library (B)	(4,000)	(9,458)	(41,662)	(91,500)
Capital expenditures (C)	(42,169)	(24,953)	(145,609)	(57,710)

Cash Flow Post Investment (Defined as A+B+C)	$48,369	$67,538	$246,548	$329,858

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information have been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”. Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not currently available. The Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from associated companies, interest expense, other financial items, taxes, depreciation and amortization, other operating (income) expense, impairment of long-lived assets and discontinued operations. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Operations

     The Company manages its business in four segments as follows:

•	Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library;

•	Production, which owns and operates four harsh environment FPSOs in the North Sea; and

•	Pertra (to be discontinued operation effective January 1, 2005)

     Consolidated revenues for the full year 2004 were $1,131.1 million, an increase of $10.4 million or 1% compared to 2003 ($1,120.7 million). The increase is primarily attributable to Pertra revenues, which increased by $65.1 million, due to a significant increase in production volumes and improved oil prices. Marine Geophysical and Onshore revenues decreased by $10.6 million and $20.8 million, respectively, compared to 2003. Production segment revenues increased by $1.1 million, but due to a $23.9 million increase in elimination of inter-segment revenues, primarily driven by Petrojarl Varg revenues from production of the Varg field, the net impact on consolidated revenues was negative.

     Adjusted EBITDA for 2004 was $433.8 million compared to $479.1 million in 2003, a decrease of 9%. This decrease relates primarily to Marine Geophysical, due to weak performance in the first half of 2004, and Onshore, where Adjusted EBITDA decreased by $36.1 million and $19.5 million, respectively. Adjusted EBITDA for Production decreased $4.0 million, while Adjusted EBITDA for Pertra increased by $19.5 million.

     Consolidated operating profit for the full year 2004 was $96.5 million compared to a loss of $645.3 million in 2003. In, 2003, the Company recorded impairments and other operating expenses of $819.0 million.

     Consolidated revenues in Q4 2004 were $300.8 million, an increase of $31.2 million or 12% compared to Q4 2003 ($269.6 million). The increase is primarily attributable to Marine Geophysical, where revenues increased $52.5 million mainly due to strong improvement in multi-client late sales. Production revenues increased by $1.7 million, while Onshore and Pertra revenues decreased by $14.4 million and $0.1 million, respectively, compared to Q4 2003. Elimination of inter-segment revenues increased $7.3 million, primarily related to increased sales of multi-client data to Pertra and the increased production by Petrojarl Varg.

     Adjusted EBITDA for Q4 2004 was $94.5 million compared to $101.9 million in Q4 2003, a decrease of 7%. Marine Geophysical reported a strong $43.5 million increase in Adjusted EBITDA compared to Q4 2003. This increase was offset by a decrease in the other three segments, especially Pertra, where Adjusted EBITDA decreased by $25.5 million. Production Adjusted EBITDA decreased $7.1 million, while Onshore Adjusted EBITDA decreased by $14.4 million. On a pro forma basis, if Pertra is excluded, Adjusted EBITDA increased from $82.4 million in Q4 2003 to $100.4 million in Q4 2004.

     Consolidated operating loss for Q4 2004 was $38.2 million compared to a loss of $514.9 million in Q4 2003. The Q4 2003 loss was primarily caused by impairments and other operating (income) expense totaling $542.6 million. The Q4 2004 operating loss is mainly caused by Pertra, which had an operating loss of $34.3 million, and additional amortization of multi-client library totaling $22.3 million in Marine Geophysical and Onshore in keeping with the Company’s conservative accounting policy for multi-client sales.

     Marine Geophysical. Total revenues increased $52.5 million, or 39%, from $133.9 million in Q4 2003 to $186.4 million in Q4 2004 (including inter-segment revenue related to sales to Pertra of $3.7 million in Q4 2004 compared to zero in Q4 2003).

     Multi-client late sales in Q4 2004 were $91.5 million, twice the Q4 2003 level ($45.8 million). Late sales in Q4 included Gulf of Mexico sales of $21.0 million, North Sea sales of $16.5 million, Brazil sales of $16.5 million, offshore Africa sales of $21.9 million and Asia Pacific sales of $15.2 million.

     Multi-client pre-funding revenues were $7.5 million in Q4 2004 compared to $7.9 million in Q4 2003.

     Contract revenues were $76.2 million in Q4 2004, compared to $70.0 million in Q4 2003. Q4 2003 included $8.3 million of revenues related to the ocean bottom 2C crew which was shut down in 2003. The increase in contract revenues reflects an increased portion of vessel capacity employed in contract acquisition, partly offset by reduced revenues on the ocean bottom 4C crew due to steaming to Brazil. Marine Geophysical increased contract utilization with 78% of streamer capacity used for contract work in Q4 2004 compared to 54% in Q4 2003.

     Adjusted EBITDA was $77.8 million for Q4 2004 compared to $34.3 million for Q4 2003. This increase resulted primarily from the strong increase in revenues, offset by increase in operating expenses. Excluding depreciation and amortization, operating expenses for Marine Geophysical were $105.5 million, which is $6.1 million higher than Q4 2003 and higher than previous quarters in 2004. The increase is primarily related to items of a one-time nature as Q4 2004 included a vendor delivery of an R&D project and year end bonus accruals, plus year-end adjustments of actuarial pension costs and accruals related to Marine acquisition. Q4 2004 operating expenses were also increased by higher variable costs on multi-client sales and a reduction of costs capitalized to the multi-client library ($3.3 million less than Q4 2003).

     Marine Geophysical reported a Q4 operating loss, before impairment and other operating (income) expense, of $5.6 million compared to a loss of $2.3 million in Q4 2003. In Q4 2004 Marine Geophysical recorded $19.4 million of amortization of its multi-client library in addition to ordinary sales related amortization. This additional amortization consists of $7.8 million in minimum amortization and $11.6 million of write downs. The write downs relate to the Company’s policy to evaluate its library on a survey-by-survey basis. The Company’s total sales forecast for the life of its multi-client library increased during 2004, although forecasted sales for certain individual surveys decreased or were delayed, leading to the additional amortization. With respect to forecasted sales for the Brazil multi-client library, the Company has slightly increased forecasted total sales, but in light of available information related to the 7th licensing round it expects that it will take a longer time until sales are realized than previously expected and that sales in 2005 will be limited. The remaining book value of the Brazil library at year-end 2004 is $145.7 million. Under the Company’s minimum amortization policy the Brazilian multi-client library will as a minimum be amortized by $54 million in 2005 irrespective of sales under Norwegian GAAP.

     Capitalized cash investments in multi-client library were $2.4 million in Q4 2004 compared to $5.7 million in Q4 2003.

     Onshore. Total revenues decreased $14.4 million, or 34%, from $42.3 million in Q4 2003 to $27.9 million in Q4 2004. Contract revenues decreased by $14.3 million (39%) to $22.2 million in Q4 2004. Onshore has high variability in revenues depending on crew activities. The decrease in Q4 2004 relates primarily to a reduction from two crews to one in Mexico as previously announced. Revenues were also negatively impacted by adverse weather conditions, especially in North America, in Q4.

     Multi-client revenues (including pre-funding) in Q4 2004 were $5.7 million, which is in line with Q4 2003.

     Adjusted EBITDA decreased to $3.3 million in Q4 2004 compared to $17.7 million for Q4 2003. The reduction is primarily a result of the reduced activity in Mexico, start-up costs for a new crew in Canada and adverse weather conditions in North America.

     Onshore recorded additional amortization of its multi-client library of $2.9 million in Q4 2004. Onshore had an operating loss, excluding impairments and other operating (income) expense, of $7.5 million in Q4 2004, compared to a profit of $7.6 million in Q4 2003.

     Capitalized cash investments in multi-client library were $1.5 million in Q4 2004, a reduction from $3.5 million in Q4 2003.

     Production. Total revenues were $74.2 million in Q4 2004, up from $72.5 million in Q4 2003, including inter-segment revenue from Pertra of $15.0 million in Q4 2004 compared to $9.2 million in Q4 2003.

     Total average produced volume on the Company’s four FPSOs was 110,669 barrels per day in Q4 2004, compared to 131,911 barrels per day in Q4 2003.

     Revenues from Petrojarl Foinaven decreased by $2.8 million in Q4 2004 compared to Q4 2003 as a result of lower production. Petrojarl I revenues decreased by $4.5 million in Q4 2004 compared to Q4 2003. Average daily production level on Petrojarl I was lower than Q4 2003. In addition production was shut down from September 12 to October 29 due to a labor conflict on the NCS. PGS received compensation during this period, which limited the negative impact on revenues compared to normal production.

     Revenues from Petrojarl Varg increased $6.5 million due to increased production and the revised compensation structure, which was agreed with the PL 038 license owners in September 2004, with effect from May 29, 2004. Revenues in Q4 were adversely impacted by a shut down from October 13 to October 26 related to the same labor conflict that impacted Petrojarl I. In addition revenues in Q4 were adversely impacted by damage to the main production riser that, limited maximum daily production from November 5, 2004 to approximately 15,000 barrels per day.

     Ramform Banff revenues increased $2.0 million from Q4 2003, due primarily to revised compensation structure effective January 1, 2004.

     Adjusted EBITDA for Q4 2004 was $26.9 million compared to $34.0 million in Q4 2003. The decline is primarily due to increased operating expenses related to maintenance work and a reduction in the USD exchange rate. Operating profit, excluding impairments and other operating (income) expense, for Q4 2004 was $17.1 million compared to $19.4 million in Q3 2003.

     Pertra. PGS entered into an agreement on February 1, 2005 to sell Pertra to Talisman. Consequently, Pertra will be treated as discontinued operations commencing effective January 1, 2005.

     Revenues were $26.1 million in Q4 2004 compared to $26.2 million in Q4 2003. Total oil production was 961,256 barrels in Q4 2004 compared to 806,290 barrels in Q4 2003.

     Oil production on the Varg field was shut down October 13 to October 26, 2004 due to the labor conflict affecting Petrojarl Varg as described above. On November 5, 2004, the main production riser on the Varg field was damaged, reducing oil production from the Varg field to a maximum of approximately 15,000 barrels per day (for 100% of the field) until the main production riser is replaced. PGS currently expects the new riser to be deployed during March 2005.

     Average realized price for the 778,407 barrels of oil lifted in Q4 2004 was $32.40, compared to $29.80 per barrel in Q4 2003.

     Adjusted EBITDA for Q4 2004 was negative $5.9 million compared to positive $19.6 million in Q4 2003. Adjusted EBITDA decreased primarily as a result of increased cash costs related to well intervention, riser replacement, geophysical expenses, license application expenses and production compensation for Petrojarl Varg. Additionally, the comparative numbers for Q4 2003 included the positive effect of a reduction of accrued abandonment liabilities totaling $13.5 million.

     At year-end Pertra re-assessed its developed reserves (as defined under SEC guidelines) based on reservoir information from the drilling program in 2004. The assessment did not significantly affect total estimated reserves of the Varg field, but resulted in a reduction in proved developed reserves (as defined under SEC guidelines) attributable to one water injection well drilled in 2004, thereby deferring expected achievement of the development threshold for significant parts of the reserves to the 2005 portion of the drilling program. This change in the estimated proved developed reserves caused an additional depreciation charge of $11.8 million in Q4 2004. In addition the “Villmink” exploration well, completed in December, did not reveal hydrocarbons and capitalized exploration cost of $11.4 million was charged to expense as depreciation expense. Pertra reported an operating loss of $34.3 million in Q4 2004 compared to a operating profit of $8.6 million in Q4 2003.

Depreciation and Amortization

     Gross depreciation (before any capitalization to multi-client library) was $58.3 million in Q4 2004 compared to $48.5 million in Q4 2003. The increase primarily relates to an increase in depreciation charges for Pertra of $17.4 million due to reduction of estimated proved developed Varg field reserves and the dry “Villmink” exploration well, both discussed above. Depreciation in Production decreased $4.8 million, mainly because Q4 2003 included an extraordinary depreciation charge of $5.0 million. Depreciation is also affected by generally shorter depreciable lives and reduced estimates of salvage value for the Ramform seismic acquisition vessels and FPSOs, adopted in November 2003 (see “Basis of Unaudited Financial Statements” below) and the significant impairments recorded in Q4 2003.

     Amortization of multi-client library totaled $74.6 million (70.9% of sales) in Q4 2004. Sales related amortization of multi-client library was $52.3 million (50% of sales) compared to $24.1 million (40% of sales) in Q4 2003. Q4 2004 included an additional total non sales related amortization of $22.3 million in keeping with the Company’s conservative accounting policy for mulit-client sales related to the multi-client library of Marine Geophysical and Onshore. This additional amortization consists of $7.8 million in minimum amortization and $14.5 million of write downs to reflect reduced fair value of future sales on certain individual surveys, although overall future sales from the multi-client library are projected to have increased. In 2003 the Company recognized $4.0 million of minimum amortization, which was recorded in Q4 2003.

Other Operating (Income) Expense, Net

     Other operating (income) expense, net, totaled $(0.4) million (income) in Q4 2004 compared to expense of $21.8 million in Q4 2003 and included:

•	Expenses associated with the completion the U.S. GAAP 2002 audit and 2001 re-audit of $1.4 million in Q4 2004 compared to $0.8 million in Q4 2003

•	Reversal of severance accruals resulting in income of $1.4 million in Q4 2004 compared to an expense of $9.1 million in Q4 2003

•	Expenses relating to the debt restructuring and refinancing of $(0.4) million in Q4 2004 compared to $11.9 million in Q4 2003

Interest Expense

     Interest expense for Q4 2004 was $28.8 million compared to $22.7 million for Q4 2003. This increase is primarily due to the fact that most of the Company’s debt in Q4 2003 did not accrue interest through November 5, due to the Chapter 11 proceedings.

     Capitalized interest for multi-client surveys in progress was $0.2 million in Q4 2004 compared to $0.5 million in Q4 2003.

Other Financial Items, Net

     Other financial items, net, for Q4 2004 was an expense of $7.5 million, which is in line with Q4 2003. Other financial items, net, for the quarter included:

•	Interest income of $1.5 million in Q4 2004 compared to $2.6 million in Q4 2003

•	Foreign exchange loss of $3.2 million in Q4 2004 compared to a loss of $4.6 million in Q4 2003

•	Other financial expense including interest rate variation expense for UK leases, net of amortization of deferred gain, was $5.8 million in Q4 2004 compared to $5.5 million in Q4 2003

Income Tax Expense (Benefit)

     Income tax benefit was $24.2 million for Q4 2004 compared to $14.8 million in Q4 2003. Due to the operating loss in Q4 2004, Pertra, which is subject to petroleum taxation at a nominal tax rate of 78%, created a tax benefit in Q4 2004 of $24.9 million. Tax expense for the full year 2004 was $27.4 million, compared to $26.4 million in 2003.

     As previously reported, the Norwegian Central Tax Office (CTO) has not yet finalized the 2002 tax assessment in relation to withdrawal from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels involved. The Company based such exit on third party valuations, while the CTO has raised the issue as to whether the Company’s book values at December 31, 2001, would be a more appropriate basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

Petroleum Geo-Services ASA (1) (2)
Consolidated Balance Sheets
(Norwegian GAAP)

	December 31,
	2004	2003
(In thousands of dollars)	Unaudited	Audited
ASSETS		(Restated)
Long-term assets:
Long-lived intangible assets	$2,036	1,975
Property and equipment, net	1,042,456	1,089,098
Multi-client library, net	240,783	367,700
Oil and gas assets, net	63,956	30,678
Restricted cash	10,014	10,014
Investments in associated companies	5,720	6,386
Other financial assets	48,512	29,523

Total long-term assets	1,413,477	1,535,374

Current assets:
Accounts receivable, net	199,044	172,508
Other current assets	66,010	64,737
Restricted cash	25,477	41,123
Cash and cash equivalents	132,942	105,225

Total current assets	423,473	383,593

Total assets	$1,836,950	$1,918,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock, par value NOK 30; issued & outstanding: 20,000,000 shares at December 31, 2004 and 2003.	$85,714	$85,714
Additional paid in capital	287,576	287,576

Total paid in capital	373,290	373,290
Other equity	(67,763)	(20,243)
Minority Interest	1,234	1,527

Total shareholders’ equity	306,761	354,574

Debt:
Accruals for long-term liabilities:
Deferred income taxes	28,607	14,973
Other long-term liabilities	127,230	92,420

Total accruals for long-term liabilities	155,837	107,393

Other long-term debt:
Long-term capital lease obligations	33,156	61,234
Long-term debt	1,085,190	1,108,675

Total other long-term debt	1,118,346	1,169,909

Current liabilities:
Current portion of capital lease obligations	25,583	15,975
Current portion of long-term debt	19,790	18,512
Accounts payable	82,032	56,318
Accrued expenses	115,190	157,143
Income taxes payable	13,411	39,143

Total current liabilities	256,006	287,091

Total liabilities and shareholders’ equity	$1,836,950	$1,918,967

1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In 2004 the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 financial information is preliminary and unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information has been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for 2004 are not currently available. The Norwegian GAAP results could differ materially from the results if presented in accordance with U.S. GAAP.

Capital Investments

     Capital investments totaled $46.2 million in Q4 2004 compared to $34.4 million in Q4 2003. The main items included in capital investment for Q4 2004 are as follows:

•	Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $4.0 million in Q4 2004 compared to $9.5 million in Q4 2003.

•	Capital expenditures for Marine Geophysical were $17.0 million in Q4 2004 compared to $7.3 million in Q4 2003. The increase primarily relates to the streamer replacement program and investments in other seismic acquisition equipment.

•	Capital expenditures for Pertra were $22.3 million in Q4 2004 compared to $11.3 million in Q4 2003. The increase relates primarily to the extensive ongoing EOR drilling program on the Varg field and the “Villmink” exploration well.

Shares

     PGS’ ordinary shares are listed on the Oslo Stock Exchange. The Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange.

Liquidity and Financing

     In Q4 2004 cash and cash equivalents (excluding restricted cash) decreased by $18.6 million, to $132.9 million at December 31, 2004 compared to $151.5 million at September 30, 2004 and $105.2 million at December 31, 2003.

     Net cash provided by operating activities was $42.6 million in Q4 2004 compared to $18.7 million in Q4 2003. Interest on PGS’ 10% and 8% Senior Notes is payable semi-annually, at the end of Q2 and Q4. Consequently, total interest payments of approximately $52.3 million negatively impacted Q4 2004 cash flow. Working capital in Marine Geophysical increased slightly at year-end 2004 due to strong multi-client late sales, out of which a proportion is not payable until early 2005.

     Restricted cash amounted to $35.5 million at December 31, 2004 compared to $45.1 million at September 30, 2004 and $51.1 million at December 31, 2003.

     The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At December 31, 2004, approximately $17 million of letters of credit were outstanding under this facility. No amounts were outstanding under the revolving credit portion of the facility.

     The nominal value of interest bearing debt was approximately $1,164 million as of December 31, 2004 compared to $1,179 million as of September 30, 2004 and $1,204 million at December 31, 2003. Net interest bearing debt (interest bearing debt less cash and cash equivalents and restricted cash) was approximately $995 million as of December 31, 2004, compared to $983 million at September 30, 2004 and $1,071 million (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses) at December 31, 2003.

     The Company expects to use a portion of its favorable cash position and proceeds from sale of Pertra to reduce debt during 2005. Efforts to obtain credit ratings from major credit rating agencies of PGS’s senior notes are ongoing.

     Certain of the Company’s loan and lease agreements and its senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to provide Norwegian GAAP financial statements in lieu of U.S. GAAP financial statements until June 30, 2005.

UK Leases

     The Company entered into capital leases from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years. These leases are described more fully in PGS’s 2003 annual report on Form 20-F.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”). There are no limits on either of these indemnities.

     The Company believes it is unlikely that its leases will be successfully challenged by tax authorities and has not recorded any liability related to these overall Tax Indemnities in its Norwegian GAAP financial statements. However, in its U.S. GAAP financial statements for 2003, upon adopting fresh start reporting, the Company recorded a liability for a specific exposure relating to defeased leases. In November 2004, the House of Lords in the United Kingdom rejected an appeal from the UK tax authorities relating to capital allowances associated with another entity’s defeased lease transaction. Consequently, the Company believes that this final judgment further reduces the risk that the Company’s UK leases will be successfully challenged on this specific issue.

     With respect to the Interest Rate Differential, the Company, following the restatement described below in the paragraph “Restatements”, deferred a portion of the gains related to its UK leases for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. These deferred gains are amortized over the term of the leases. Defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays rentals in excess of the Defeased Rental Payments. Over the last several years, the actual interest rates have been below the Assumed Interest Rates.

Basis of Unaudited Financial Statements

     The unaudited consolidated financial statements for Q4 2004 are prepared in accordance with Norwegian GAAP and reported as required by the Norwegian accounting standards for interim financial statements. Information presented under Norwegian GAAP is not necessarily consistent with or comparable to that issued under U.S. GAAP.

     The unaudited consolidated financial statements for Q4 and full year 2004 have been prepared using the same Norwegian GAAP accounting principles as were used for the 2003 Norwegian GAAP audited financial statements, except that the Company as of December 31, 2004 adopted the provisions of the discussion paper on accounting for financial instruments issued by NRS (the Norwegian accounting standards body) in 2002. The Company adopted the provisions to continue its effort to align the Norwegian GAAP financial statements as much as possible to its U.S. GAAP financial reporting. As a consequence investments held for sale with an available market value are carried at fair value at each balance sheet date, with unrealized gains recorded directly to equity. Gains are recognized in the statement of operations when realized.

     As described in the footnotes to the 2003 Norwegian GAAP financial statements, in 2003, the Company implemented several significant changes in its accounting principles. Some of these changes were implemented effective from the date the Company emerged from Chapter 11 in November 2003, and therefore, affect comparability with 2003 financial information. These changes were as follows:

•	Effective November 1, 2003, the Company began categorizing its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the minimum amortization was increased by reducing the maximum amortization period from eight to five years from completion of a survey.

•	Effective November 1, 2003, the depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for Petrojarl 1, which is depreciated over 30 years from the date of original completion due to a substantial refurbishment completed in 2001.

Restatements

     The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years 2003, 2002 and 2001 on November 16, 2004. As disclosed in the separate press release issued November 16, 2004, in connection with finalizing the audited statements, PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001.

     The previously issued Norwegian GAAP audited financial statements for 2003 and Norwegian GAAP interim financial statements for 2004 and Q4 2003 and associated financial information were issued subject to adjustments that could arise from the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. Upon completion of these audits the Company has concluded that its historical treatment of interest-rate contingencies related to its UK leases should be restated also under Norwegian GAAP.

     In previously issued financial statements, all gains associated with UK lease transactions were recognized when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the payment banks and the projected lease payments, based on forward interest rate curves. This deferred gain should have been amortized over the term of the lease. The restatement reduced retained earnings as of January 1, 2003 and December 31, 2003 by $14.7 million and $15.7 million, respectively. In addition, the restatement increased other financial items for the year ended December 31, 2003 by $1.9 million.

     Further, as a reflection of conclusions reached in connection with the finalization of the U.S. GAAP financial statements for the years 2003, 2002 and 2001, the Company has incorporated certain changes in the presentation and classification of transactions in its Norwegian GAAP financial statements. Such changes include separate balance sheet presentation of restricted cash and reclassification of two leases from operating leases to capital leases.

U.S. GAAP reporting and International Financial Reporting Standards (“IFRS”)

     PGS’ primary financial reporting is U.S. GAAP. Since Q4 2003 the Company did not have a basis to issue U.S. GAAP financial statements until the 2002 and 2003 audits and 2001 re-audit of the Company’s U.S. GAAP financial statements were completed. These audited financial statements are now completed, and the Company intends to commence reporting its quarterly interim financial statements on a U.S. GAAP basis effective Q1 2005.

     Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based in IFRS. Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and plans to defer IFRS reporting until January 1, 2007.

Material Weaknesses

     PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive action to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

     For additional support to the unaudited, fourth quarter 2004 results under Norwegian GAAP and related news release and presentation, please visit our web site www.pgs.com.

****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO’s) and owns a small oil and gas company. PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2003. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Cash Flows
(Norwegian GAAP)

	Quarter ended		Years ended
	December 31,		December 31,
	2004	2003	2004	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audited

Cash flows from operating activities:
Net income (loss)	$(49,312)	$(528,463)	$(52,130)	$(819,090)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	133,133	74,249	325,717	305,419
Non-cash impairments and loss (gain) sale of subsidiaries, net	—	506,449	—	745,697
Non-cash write-off of deferred debt costs and issue discounts	—	—	—	13,152
Cash effects related to discontinued operations	—	257	—	3,342
Provision (benefit) for deferred income taxes	(22,928)	(21,618)	22,782	(4,639)
Net (increase) decrease in restricted cash	9,653	705	15,646	(19,904)
Working capital changes and other items	(27,916)	(12,891)	(33,674)	(3,908)

Net cash provided by operating activities	42,630	18,688	278,341	220,069

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(4,000)	(9,458)	(41,662)	(91,500)
Capital expenditures	(42,169)	(24,953)	(145,609)	(57,710)
Capital expenditures on discontinued operations	—	—	—	(118)
Sale of subsidiaries	(467)	—	1,568	50,115
Other items, net	—	357	3,635	3,835

Net cash used in investing activities	(46,636)	(34,054)	(182,068)	(95,378)

Cash flows (used in) provided by financing activities:
Redemption of preferred stock	—	—	—	(64,105)
Repayment of long-term debt	(7,747)	(5,327)	(24,167)	(11,241)
Principal payments under capital leases	(7,034)	(4,185)	(18,469)	(17,539)
Net increase (decrease) in bank facility and short-term debt	154	(91)	154	(48)
Other items, net	—	(17,932)	(26,148)	(17,932)

Net cash used in financing activities	(14,627)	(27,535)	(68,630)	(110,865)

Effect of exchange rate changes in cash	78	—	74	14
Net increase (decrease) in cash and cash equivalents	(18,555)	(42,901)	27,717	13,840
Cash and cash equivalents at beginning of period	151,497	148,126	105,225	91,385

Cash and cash equivalents at end of period	$132,942	$105,225	$132,942	$105,225

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In 2004 the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information have been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables
(Norwegian GAAP)

General

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Norway.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information have been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP results could differ materially from the results if presented in accordance with U.S. GAAP.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from associated companies, interest expense, other financial items, taxes, depreciation and amortization, other operating (income) expense, impairment of long-lived assets and discontinued operations. Adjusted EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Revenue Distribution by Operating Segment

The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Revenue by operating segments:
Marine Geophysical (A)	$186,387	$133,863	$573,552	$584,180
Onshore (B)	27,941	42,295	133,161	154,034
Production (C)	74,157	72,538	294,474	293,415
Pertra	26,051	26,240	186,717	121,641
Corporate/Global Services	5,971	7,076	20,852	21,200
Elimination of inter-segment revenue	(19,686)	(12,366)	(77,686)	(53,812)

Total	$300,821	$269,646	$1,131,070	$1,120,658

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$7,541	$7,884	$30,535	$49,735
- Multi-client late sales	91,480	45,804	205,971	148,128
- Contract seismic	76,216	69,974	297,753	348,117
- Other	11,150	10,201	39,293	38,200

Total	$186,387	$133,863	$573,552	$584,180

(B) Onshore revenue by service type:
- Multi-client pre-funding	$1,440	$4,401	$12,761	$16,746
- Multi-client late sales	4,275	1,203	10,112	9,215
- Contract seismic	22,226	36,497	110,288	128,340
- Other	—	194	—	(267)

Total	$27,941	$42,295	$133,161	$154,034

(C) Production revenue by vessel:
- Petrojarl I	$15,735	$20,154	$61,303	$67,742
- Petrojarl Foinaven	24,118	26,872	96,595	112,099
- Ramform Banff	13,080	11,139	47,781	45,188
- Petrojarl Varg	20,509	13,993	87,133	67,795
- Other	715	380	1,662	591

Total	$74,157	$72,538	$294,474	$293,415

Adjusted EBITDA, by quarter 2004

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2004

Net income (loss)	$(879)	$(27,854)	$25,915	$(49,312)	$(52,130)
Add back:
Income tax expense	12,865	18,484	20,245	(24,200)	27,394
Other financial items, net	214	4,359	3,592	7,468	15,633
Interest expense	27,681	27,366	27,665	28,564	111,276
Income (loss) from associated companies	(810)	(1,319)	(2,803)	(749)	(5,681)

Operating profit (loss)	39,071	21,036	74,614	(38,229)	96,492
Other operating (income) expense, net	4,379	4,130	3,467	(366)	11,610
Depreciation and amortization	54,528	75,467	62,589	133,133	325,717

Adjusted EBITDA	$97,978	$100,633	$140,670	$94,538	$433,819

Adjusted EBITDA, by quarter 2003

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
	(Restated)

Net income (loss)	$(237,520)	$(51,642)	$(1,465)	$(528,463)	$(819,090)
Add back:
Income (loss) from discontinued operations, net of tax	6,154	(467)	1,085	(1,185)	5,587
Income tax expense (benefit)	12,804	21,944	6,527	(14,839)	26,436
Other financial items, net	(365)	1,578	18,456	7,524	27,193
Interest expense	39,975	38,999	14,270	22,215	115,459
Income (loss) from associated companies	(758)	19	(39)	(119)	(897)

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Other operating (income) expense, net	8,484	36,848	10,918	21,835	78,085
Impairment of long-lived assets	217,800	—	2,344	520,732	740,876
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419

Adjusted EBITDA	$136,370	$124,835	$115,914	$101,949	$479,068

Adjusted EBITDA, by operating segment

The distribution of Adjusted EBITDA, by operating segment, for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Marine Geophysical:
Operating profit (loss)	$(4,354)	$(167,475)	$13,934	$(329,761)
Plus: Depreciation and amortization	83,351	36,638	198,355	195,397
Plus: Impairments & other operating (income) expense, net	(1,201)	165,165	(13)	382,742

Adjusted EBITDA, Marine Geophysical	77,796	34,328	212,276	248,378

Onshore:
Operating profit (loss)	$(7,494)	$(161)	$(1,320)	$4,721
Plus: Depreciation and amortization	10,763	10,129	36,662	38,023
Plus: Impairments & other operating (income) expense, net	—	7,716	9	12,126

Adjusted EBITDA, Onshore	3,269	17,684	35,351	54,870

Production:
Operating profit (loss)	$17,108	$(331,276)	$85,031	$(280,061)
Plus: Depreciation and amortization	9,773	14,604	39,673	41,783
Plus: Impairments & other operating (income) expense, net	—	350,710	—	367,021

Adjusted EBITDA, Production	26,881	34,038	124,704	128,743

Pertra:
Operating profit (loss)	$(34,306)	$8,609	$32,609	$36,069
Plus: Depreciation and amortization	28,403	10,966	47,791	24,788
Plus: Impairments & other operating (income) expense, net	—	—	—	—

Adjusted EBITDA, Pertra	(5,903)	19,575	80,400	60,857

Corporate/Global Services:
Operating profit (loss)	$(9,183)	$(24,564)	$(33,762)	$(76,280)
Plus: Depreciation and amortization	843	1,912	3,236	5,428
Plus: Impairments & other operating (income) expense, net	835	18,976	11,614	57,072

Adjusted EBITDA, Corporate/Global Services	(7,505)	(3,676)	(18,912)	(13,780)

Total Adjusted EBITDA:
Operating profit (loss)	$(38,229)	$(514,867)	$96,492	$(645,312)
Plus: Depreciation and amortization	133,133	74,249	325,717	305,419
Plus: Impairments & other operating (income) expense, net	(366)	542,567	11,610	818,961

Adjusted EBITDA	$94,538	$101,949	$433,819	$479,068

Depreciation and amortization

Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Gross depreciation	$58,276	$48,453	$157,245	$162,867
Depreciation capitalized to MC library	283	(2,315)	(4,479)	(13,096)
Amortization of MC library	74,574	28,111	172,951	155,648

Total	$133,133	$74,249	$325,717	$305,419

Impairment of long-lived assets:

Impairment of long-lived assets consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Impairment of MCS library	$—	$176,155	$—	$241,481
Impairment of production vessels	—	350,710	—	367,021
Impairment of seismic vessels, equipment and other geophysical assets	—	(9,423)	—	129,084
Impairment of licenses	—	2,090	—	2,090
Impairment of building leasehold improvements	—	1,200	—	1,200

Total impairment of long-term assets	$—	$520,732	$—	$740,876

Other operating (income) expense, net:

     Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Isle of Man, national insurance liability	$—	$—	$—	$12,412
Severance	(1,377)	9,061	665	20,840
Re-audit 2001 and audit 2002, U.S. GAAP	1,389	839	7,447	2,559
Debt restructuring/refinancing costs/“fresh start”	(378)	11,935	3,498	42,274

Total unusual items and reorganization items	$(366)	$21,835	$11,610	$78,085

Interest expense

Interest expense consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Interest expense, gross	$(28,786)	$(22,732)	$(112,737)	$(118,155)
Capitalized interest	222	517	1,461	2,696

Total	$(28,564)	$(22,215)	$(111,276)	$(115,459)

Other financial items, net

Other financial items, net consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Interest income	$1,501	$2,621	$4,840	$5,432
Foreign exchange gain (loss)	(3,159)	(4,649)	(4,903)	(9,813)
Write-off, deferred debt costs and issue discounts (a)	—	—	—	(13,152)
Waiver fees	—	—	(2,585)	—
Other financial income (expense) (b)	(5,810)	(5,496)	(12,985)	(9,660)

Total	$(7,468)	$(7,524)	$(15,633)	$(27,193)

(a)	Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the Chapter 11 proceeding.
(b)	Includes UK lease amortization interest differential/interest paid, net.

Income (loss) from discontinued operations, net of tax:

Income (loss) from discontinued operations, net of tax consists of the following for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Pretax income from operations held for sale	$—	$(402)	$—	$(3,885)
Gain (loss) from sale of:
- Tigress	—	(32)	—	(32)
- Production Services division	—	2,000	—	3,500
- Atlantis	—	—	—	(4,789)
- Tax expense on operations held for sale	—	(381)	—	(381)

Total	$—	$1,185	$—	$(5,587)

Multi-client library

The net book-value of the multi-client library by year of completion is as follows:

	December 31,	December 31,
(In thousands of dollars)	2004	2003

Completed during 1997 and prior years	$—	$6,626
Completed during 1998	3,119	20,174
Completed during 1999	12,432	31,989
Completed during 2000	22,392	38,312
Completed during 2001	112,617	144,353
Completed during 2002	38,396	53,527
Completed during 2003	33,436	57,758
Completed during 2004	10,332	—

Completed surveys	232,724	352,739
Surveys in progress	8,059	14,961

Multi-client library, net	$240,783	$367,700

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Capitalized depreciation	$(283)	$2,315	$4,479	$13,096
Capitalized interest	222	517	1,461	2,696

Multi-client cash flow, as defined (d)

Multi-client cash flow by segment for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Marine Geophysical:
Multi-client pre-funding (a)	$7,541	$7,884	$30,535	$49,735
Multi-client late sales (a)	91,480	45,804	205,971	148,128
Cash investment in multi-client library	(2,366)	(5,687)	(31,318)	(68,455)

Multi-client cash flow, net	$96,655	$48,001	$205,188	$129,408

Onshore:
Multi-client pre-funding (a)	$1,440	$4,401	$12,761	$16,746
Multi-client late sales (a)	4,275	1,203	10,112	9,215
Cash investment in multi-client library	(1,514)	(3,454)	(9,445)	(21,497)

Multi-client cash flow, net	$4,201	$2,150	$13,428	$4,464

Corporate/Global Services: (b)
Multi-client pre-funding (a)	$—	$75	$19	$239
Multi-client late sales (a)	497	735	2,015	2,152
Cash investment in multi-client library	(120)	(317)	(899)	(1,548)

Multi-client cash flow, net	$377	$493	$1,135	$843

Total multi-client cash flow, net:
Multi-client pre-funding (a)	$8,981	$12,360	$43,315	$66,720
Multi-client late sales (a)	96,252	47,742	218,098	159,495
Cash investment in multi-client library (c)	(4,000)	(9,458)	(41,662)	(91,500)

Multi-client cash flow, net	$101,233	$50,644	$219,751	$134,715

(a) See Revenue Distribution by Operating Segment above.
(b) Refers to the Reservoir Business included in Global Services.
(c) See Consolidated Statements of Cash Flows.
(d) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

Capital expenditures

Capital expenditures were as follows for the periods presented:

	Quarter ended		Years ended
	December 31,		December 31,
(In thousands of dollars)	2004	2003	2004	2003

Marine Geophysical	$17,044	$7,336	$55,116	$16,030
Onshore	545	4,446	1,372	6,736
Production	306	1,662	988	515
Pertra	22,309	11,280	84,058	34,165
Corporate/Global Services	1,965	229	4,075	264

Total	$42,169	$24,953	$145,609	$57,710

Earnings (loss) per share

Earnings (loss) per share for the periods presented was as follows:

	Quarter ended		Years ended
	December 31,		December 31,
(In dollars, except numbers of shares)	2004	2003	2004	2003

Basic and diluted earnings (loss) per share	$(2.47)	$(26.42)	$(2.61)	$(40.95)

Basic and diluted shares outstanding	20,000,000	20,000,000	20,000,000	20,000,000

Consolidated statements of operations for 2003, by quarter

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
	(Restated)
Revenues	$ 297,352	$ 295,051	$ 258,609	$ 269,646	$ 1,120,658

Cost of sales	146,843	158,129	130,020	149,725	584,717
Selling, general and administrative and R&D costs	14,139	12,087	12,675	17,972	56,873

Operating expenses before depreciation, amortization, impairments and other operating (income) expense	160,982	170,216	142,695	167,697	641,590
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419
Impairment of long-lived assets	217,800	—	2,344	520,732	740,876
Other operating (income) expense, net	8,484	36,848	10,918	21,835	78,085

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Income (loss) from associated companies	758	(19)	39	119	897
Interest expense	(39,975)	(38,999)	(14,270)	(22,215)	(115,459)
Other financial items, net	365	(1,578)	(18,456)	(7,524)	(27,193)

Income (loss) before income taxes and discontinued operations	(218,562)	(30,165)	6,147	(544,487)	(787,067)
Income tax expense (benefit)	12,804	21,944	6,527	(14,839)	26,436
Income (loss) from discontinued operations, net of tax	(6,154)	467	(1,085)	1,185	(5,587)

Net income (loss)	$(237,520)	$(51,642)	$(1,465)	$(528,463)	$(819,090)

Shareholders’ Equity:

			Additional
	Common stock		paid in	Other	Minority	Shareholders'
(In thousand of dollars, except for numbers of shares)	Number	Par value	capital	equity	interest	equity

Balance at December 31, 2003	20,000,000	$85,714	$287,576	$(4,571)	1,527	$370,246
Restated for prior year net income effect:
UK lease	—	—	—	(15,672)	—	(15,672)

Restated balance at December 31, 2003	20,000,000	$85,714	$287,576	$(20,243)	$1,527	$354,574
Currency translation	—	—	—	129	—	129
Net income (loss)	—	—	—	(879)	—	(879)

Balance at March 31, 2004	20,000,000	$85,714	$287,576	$(20,993)	$1,527	$353,824
Currency translation	—	—	—	(57)	—	(57)
Net income (loss)	—	—	—	(27,854)	—	(27,854)

Balance at June 30, 2004	20,000,000	$85,714	$287,576	$(48,904)	$1,527	$325,913
Restatements:
Subsidiary converted to USD functional currency	—	—	—	657	—	657
Currency translation	—	—	—	(118)	—	(118)
Dividends to minority interest	—	—	—	(264)	—	(264)
Net income (loss)	—	—	—	26,277	(362)	25,915

Balance at September 30, 2004	20,000,000	$85,714	$287,576	$(22,352)	$1,165	$352,103
Currency translation	—	—	—	(1,268)	—	(1,268)
Implementation IAS 39 (investments in Endeavour)	—	—	—	5,889	—	5,889
Net income (loss)	—	—	—	(50,032)	69	(49,963)

Balance at December 31, 2004	20,000,000	$85,714	$287,576	$(67,763)	$1,234	$306,761